NOUVEAU MONDE GRAPHITE

AST

Appointment of Proxyholder

I/We, being holder(s) of common shares of Nouveau Monde Graphite Inc. (the "Corporation"), hereby appoint: Mr. Éric Desaulniers, President and Chief Executive Officer of the Corporation, or, failing him, Mr. Charles-Olivier Tarte, Chief Financial Officer of the Corporation, or

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the direction below (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held at 995, Wellington Street, Suite 240, Montréal, Québec, H3C 1V3, on Thursday, August 27, 2020 at 10:00 a.m. (Eastern Time), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	FOR	WITHHOLD
1. Eric Desaulniers	☐	☐
2. Yannick Beaulieu	☐	☐
3. Daniel Buron	☐	☐
4. Arne Frandsen	☐	☐
5. Nathalie Jodoin	☐	☐
6. Marc Prud'homme	☐	☐
7. Pierre Renaud	☐	☐
8. Christopher Shepherd	☐	☐

2. Appointment of External Auditor	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as external auditor and authorization given to the directors to set its compensation.	☐	☐

3. Renewal and Confirmation of the Corporation's Stock Option Plan	FOR	AGAINST
	☐	☐

4. New Control Person	FOR	AGAINST
Approval of the creation of a new control person of the Corporation, being Pallinghurst Graphite Limited ("Pallinghurst"). The full text of the resolution is reproduced in the accompanying management proxy circular (the "Circular").	☐	☐

5. Bond Transaction	FOR	AGAINST
Approval of the issuance by the Corporation to Pallinghurst of a secured convertible bond in the principal amount of $15.0 million. The full text of the resolution is reproduced in the Circular.	☐	☐

6. Royalty Transaction	FOR	AGAINST
Approval of the sale by the Corporation to Pallinghurst a 3.0% net smelter return royalty on the Matawinie graphite mining project. The full text of the resolution is reproduced in the Circular.	☐	☐

The closing of the Bond Transaction is conditional upon the closing of the Royalty Transaction, and the closing of the Royalty Transaction is conditional upon the closing of the Bond Transaction. Therefore, in the event that the Shareholders do not approve each of the creation of a New Control Person, the Bond Transaction and the Royalty Transaction, neither of the Bond Transaction or the Royalty Transaction will proceed.

Under Canadian securities laws, you are entitled to receive certain financial documents. If you wish to receive such material, please check the applicable boxes below. You may also go to the AST Trust Company at website https://ca.astfinancial.com/financialstatements and input code 7528a.

☐ I would like to receive a paper copy of the Interim Financial Reports and related Management's Discussion and Analysis.

☐ I do not want to receive a paper copy of the Annual Financial Statements and related Management's Discussion and Analysis.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

______________________________ ________________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by August 25, 2020 at 10:00 a.m. (Eastern Time).

Proxy Form – Annual General and Special Meeting of Shareholders of Nouveau Monde Graphite Inc. to be held on August 27, 2020 (the "Meeting")

Notes

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

3. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

4. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Management Proxy Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

5. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security.

All holders should refer to the Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of the Corporation's Management.

How to Vote

INTERNET

- Go to www.astvotemyproxy.com
- Cast your vote online
- View Meeting documents

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States **1-888-489-7352** and follow the voice instructions

To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX OR EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  AST Trust Company (Canada)
  P.O. Box 721
  Agincourt, ON M1S 0A1

- You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to bear the date on which it is mailed by Management to you.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enrol.

All proxies must be received by August 25, 2020 at 10:00 a.m. (Eastern Time).

AST